23002723

SEC Mail Processing

MAR 02 2023

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-18027

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Planners Financial Services Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1210 Northland Drive, Suite 190
(No. and Street)

Mendota Heights	MN	55120
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tracy Gustafson	651-405-9000	tgustafson@plannersfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Boyer and Company
(Name – if individual, state last, first, and middle name)

14500 Burnhaven Drive	Burnsville	MN	55306
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

PLANNERS FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2022

OATH OR AFFIRMATION

I, Donald McCoy, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Planners Financial Services Inc, as of 12/31, 2 22, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TRACY ANNE GUSTAFSON
Notary Public, State of Minnesota
My Commission Expires
January 31, 2025

Signature:

Title:
President

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PLANNERS FINANCIAL SERVICES, INC.

CONTENTS

BOYER & COMPANY

A Professional Association
Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Planners Financial Services, Inc.
Minneapolis, MN

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Planners Financial Services, Inc. (a Minnesota corporation), as of December 31, 2022, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planners Financial Services, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Planners Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Planners Financial Services, Inc. in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Planners Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Planners Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplemental information listed above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boyer + Company

We have served as Planners Financial Services, Inc.'s auditor since 2015.

Burnsville, MN

February 23, 2023

PLANNERS FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

		2022
ASSETS		
CURRENT ASSETS		
Cash	$	88,153
Accounts Receivable		11,698
Prepaid Insurance & Expenses		5,461
Marketable Securities		11,030
Total Current Assets		116,342
PROPERTY AND EQUIPMENT		
Operating Lease-Right of Use Asset		151,304
Total Property and Equipment		151,304
OTHER ASSETS		
Rent Deposit		5,111
Total Other Assets		5,111
TOTAL ASSETS	$	272,757
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable		84
Commission Payable		7,519
Accrued Payroll Taxes		126
Operating Lease Liability		40,044
Total Current Liabilities		47,773
LONG TERM LIABILITIES -		
Operating Lease		111,260
STOCKHOLDER'S EQUITY		
Common Stock, $1.00 Per Share, 25,000 Shares Authorized,		
11,042 Shares Issued and Outstanding		11,042
Additional Paid in Capital		-
Retained Earnings		102,682
Total Stockholder's Equity		113,724
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	272,757

See notes to financial statements.

PLANNERS FINANCIAL SERVICES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

		2022
Revenues		
Commissions	$	98,281
Advisory Fees and Miscellaneous		804,105
Interest		638
Unrealized Loss on Marketable Securities		(4,400)
Total Revenues		898,624
Expenses		
Commissions		359,926
Salaries		383,200
Employee Health/DB Insurance		2,966
Employee Benefit Plan		9,611
Payroll Taxes		17,261
Training		40
Rent		58,740
Insurance		4,859
Professional Fees		7,400
Advertising		7,133
Telephone		6,989
Postage and Delivery		3,309
Books, Subscriptions, and Periodicals		376
Office Supplies		6,787
Licenses, Regulatory Fees, Dues, and Memberships		8,406
Travel and Auto Expense		400
Repairs and Maintenance		20,368
Office Furniture and Equipment Expense		
Bank Charges		300
Total Operating Expenses		898,071
Income Before Income Taxes		553
Income Tax Expense		1,270
Net Income	$	(717)

See notes to financial statements.

PLANNERS FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2022

	Common Stock		Additional Paid In	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE, December 31, 2021	11,042	$ 11,042	$ 7,500	$ 103,399	$ 121,941
Return of Paid in Capital			$ 7,500		$ 7,500
Net Income	-	-	-	(717)	(717)
BALANCE, December 31, 2022	11,042	$ 11,042	$ -	$ 102,682	$ 113,724

See notes to financial statements.

PLANNERS FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2022

		2022
Cash Flows from Operating Activities:		
Net Income (Loss)	$	(717)
Adjustments to Reconcile Net Income to Net Cash		
Provided by Operating Activities:		
Depreciation and Amortization		
Unrealized Loss on Marketable Securities		4,400
(Increase) Decrease in Assets:		
Accounts Receivable		(11,348)
Prepaid Expenses		524
Increase (Decrease) in Liabilities:		
Commissions Payable		7,520
Accounts Payable		(2,248)
Accrued Payroll Taxes		(32)
Net Cash Used by Operating Activities		(1,901)
Cash Flows from Investing Activities:		
Sale of Marketable Securities		15,669.63
Net Cash Provided by Investing Activities		16,071
Cash Flows from Financing Activities:		
Paid in Capital - Pay Out		(7,500)
Net Cash Used by Financing Activities		(7,500)
Net Increase (Decrease) in Cash		6,670
Cash, Beginning of Year		81,483
Cash, End of Year	$	88,153

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization – The Company was organized in March 1972 as a Corporation under the Laws of Minnesota.

B. Nature of Operations — The Company is a securities broker/dealer and registered investment adviser. The Company's main sources of revenue are commissions from sales of investment company shares (mutual funds) and fees charged for investment advisory services. The Company is registered with the United States Securities and Exchange Commission as a securities broker/dealer and as an investment adviser. The Company is registered as an investment adviser in the states of Minnesota, Wisconsin, Arizona, Illinois, Texas, California, and Florida and is licensed as a broker/dealer in the states of Minnesota, Iowa, Wisconsin, California, Florida, Illinois, Colorado, Arizona, and North Carolina. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

C. Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

D. Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

E. Accounts Receivable and Allowance for Doubtful Accounts — Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts has not been established as of December 31, 2022. Based upon management's analysis of outstanding accounts receivable as of December 31, 2022 and the Company's past collection experience, an allowance is not considered necessary by management.

F. Property and Equipment — Property and equipment is carried at cost. Depreciation of property and equipment is computed using the straight-line method based on useful lives of three to ten years.

Depreciation expense was $ 0.00 for the year ended December 31, 2022.

Maintenance and repairs of property and equipment are charged to operations, and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is included in operations.

The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market value of the asset to the carrying amount of the asset.

G. Recognition of Revenue – The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

H. Income Taxes – The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods. The Company believes it is no longer subject to income tax examinations for the years prior to 2019.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

I. Concentrations of Risk – The Company maintains its cash in accounts with federally insured banks. At times, the balances in these accounts may be in excess of the federally insured limit of $250,000. The Company believes that there is no significant risk with respect to these deposits

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers. banks. and other financial institutions. In the event counterparties do not fulfill their obligations. the Company may be exposed to risk. The Company feels the risk at this time is minimal and they review the credit standing of their counterparties on a regular basis.

J. Date of Management's Review – Management has evaluated subsequent events through February 23. 2023, the date which the financial statements were available to be issued.

K. Advertising – The Company expenses advertising costs as they are incurred. Advertising and promotion expense for the year ended December 31, 2022 was$ 7,133.

L. Fair Value of Financial Instruments – The Company's accounting for fair value measurements of assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring or nonrecurring basis adhere to the Financial Accounting Standards Board (FASB) fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly for substantially the full term of the asset or liability.
- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair trade hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

NOTE 2 - MARKETABLE SECURITIES

The Company has available-for-sale marketable securities. They are recorded at fair value in the balance sheet. Fair value is calculated using the quoted price at December 31, 2022. Unrealized loss of $4,400 for the year ended December 31, 2022 is recorded on the statement of operations.

NOTE 3 – COMMITMENTS

The Company has a lease agreement for office space which commenced on April 1, 2016. The lease term was extended commencing on September 1, 2021 and expires August 31, 2026. The premises contain 2,749 rentable square feet in the aggregate. The minimum rental payable for the premises during the initial term is as follows:

Period of Term	Annual Rate per RSF	Monthly Minimum Rental
9/1/21-8/31/22	$14.10	$3,230.08
9/1/22-8/31/23	$14.45	$3,310.25
9/1/23-8/31/24	$14.80	$3,390.43
9/1/24-8/31/25	$15.10	$3,459.16
9/1/25-8/31/26	$15.45	$2,539.34

During each full or partial calendar year during the term of the lease agreement, tenant shall pay to the landlord, as additional rental, an amount equal to the real estate taxes and operating expenses per rentable square feet in the building multiplied by the number of rentable square feet in the premises prorated for the period that the tenant leases the premises. The first five months of the lease agreement these real estate taxes and operating expenses have been abated.

NOTE 4 – INCOME TAXES

The Company's net tax liability at December 31, 2022 consisted of:

	Federal	State	Total
December 31, 2022	$0.00	$0	$0

The amount of federal income tax expense attributable to continuing operations differs from the amount of expense that would result from applying domestic federal statutory rates to pretax income from continuing operations primarily due to permanent differences of nondeductible expenses and the effect of state minimum fees.

PLANNERS FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022

NOTE 5 – EMPLOYEE BENEFIT PLAN

The Company has a Simple IRA Plan for all employees who meet the requirements listed in the Plan. An eligible employee may contribute up to $13,500 per year, excluding catch–up contributions. The Company matches 100% of the employee contribution up to 3% of the employee salary per year. Company contributions for the year ended December 31, 2022 were $ 9,611.22

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Sec Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).
At December 31, 2022, the Company had net capital of $89,799, which was $84,799 in excess of its required net capital of $5,000. The Company's net capital ratio was .08 to 1.

NOTE 7 – SUBSEQUENT EVENTS

There are no subsequent events at this time.

SUPPLEMENTARY INFORMATION

PLANNERS FINANCIAL SERVICES, INC.

SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2022

		2022
STOCKHOLDER'S EQUITY at End of Year	$	113,724
DEDUCTIONS:		
Unallowable Assets:		
Property and Equipment - Net		-
Prepaid Insurance & Expenses		5,461
Prepaid Income Taxes		-
Commissions Receivable		11,698
Client List		-
Rent Deposit		5,111
Total		22,270
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		91,454
HAIRCUTS ON SECURITIES:		
Other $11,030 NASDAQ Common Stock @ 15%		1,655
Total Haircuts on Securities		1,655
NET CAPITAL at End of Year	$	89,799
REQUIRED CAPITAL		
Basic Capital Requirement:		
Liabilities	$	7,729
Required Percent		6.67%
Basic Capital Requirement		515
Minimum Capital Required		5,000
Excess Capital	$	84,799
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Indebtedness	$	7,729
Net Capital	$	89,799.00
Ratio of aggregate indebtedness to net capital		.08 to 1

See independent auditors' report

PLANNERS FINANCIAL SERVICES, INC.

SCHEDULE II, COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

DECEMBER 31, 2022

The Company is exempt from these requirements as the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

PLANNERS FINANCIAL SERVICES, INC.

SCHEDULE III, INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

DECEMBER 31, 2022

The Company is exempt from these requirements as the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

PLANNERS FINANCIAL SERVICES, INC.

SCHEDULE IV. RECONCILIATION OF FOCUS REPORT (IIA) AS OF DECEMBER 31, 2022
TO AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022

	Balance Per Focus Report on December 31, 2022	Adjustments Debit	Adjustments Credit	Balance Per Audited Financial Statements At December 31, 2022
Total Assets	$ 272,757	$151,304	$ - (a)	272,757
Less: Total Liabilities	159,033	$ - (a)	151,304	159,033
Net Worth	113,724	$ - (a)		113,724
Less: Non-Allowable Assets	22,270			22,270
Tentative Net Capital	91,454			91,454
Less: Securities Haircuts	1,655			1,655
Net Capital	$ 89,799			$ 89,799

(a) ASC 842 Lease Accounting

See independent auditors' report.

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT ACCOUNTANTS AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
Planners Financial Services, Inc.
Minneapolis, MN

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying Schedule of Assessment and Payments (Form SIPC-7) for the year ended December 31, 2022, Management of Planners Financial Services, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2022, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Bayer + Company

Burnsville, MN

February 23, 2023

PLANNERS FINANCIAL SERVICES, INC.

SIPC SCHEDULE OF ASSESSMENTS AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

SCHEDULE OF ASSESSMENTS

Total Revenue	$	898,624
Deductions		97,957
SIPC Net Operating Revenues		800,667
General Assessment @ .0015	$	1,201

SCHEDULE OF PAYMENTS

Payment Date	Period		Amount
July 29, 2022	January 1, 2022 to June 30, 2022	$	632
January 31, 2023	July 1, 2022 to December 31, 2022		569
		$	1,201

See independent auditors' agreed upon procedures
report of assessments and payments

BOYER & COMPANY

A Professional Association
Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Planners Financial Services, Inc.
Minneapolis, MN

We have reviewed management's statements included in the accompanying Rules 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Planners Financial Services, Inc. (the Company) did not claim exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) the Company filing this Exemption Report relaying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to Mutual Fund Retail sales, Variable Life Insurance or Annuities Retail sales, 529 Plan Retail sales, and Investment Advisory Services: effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Ruler 15c3-3) throughout the most recent fiscal year without exception.

Planners Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Planners Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions.

Boyer + Company

Burnsville, MN

February 23, 2023

Management Statement Regarding Compliance with Certain Provisions of SEC Rule 17a-5

February 6, 2023

Planners Financial Services, Inc., (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3,

and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to Mutual Fund Retail sales, Variable Life Insurance or Annuities Retail sales, 529 Plan Retail sales, and Investment Advisory Services: effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Planners Financial Services, Inc.

Donald McCoy
President